Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-252073 and 333-249558

PROSPECTUS SUPPLEMENT NOS. 3 AND 2

(to Prospectuses dated June 25, 2021 and June 25, 2021)

Clover Health Investments, Corp.

This prospectus supplement updates and supplements the prospectuses dated June 25, 2021 and June 25, 2021 (the “Prospectuses”), which form a part of our registration statements on Form S-1 (No. 333-252073 and 333-249558, respectively) (the “Registration Statements”). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on July 22, 2021 (the “Report”). Accordingly, we have attached the Report to this prospectus supplement.

Our Class A common stock and public warrants are listed on the Nasdaq Global Select Market under the symbols “CLOV” and “CLOVW,” respectively. On August 11, 2021, the last reported sales price of our Class A common stock was $8.13 per share and the last reported sales price of our public warrants was $2.02 per warrant.

This prospectus supplement should be read in conjunction with the Prospectuses. This prospectus supplement updates and supplements the information in the Prospectuses. If there is any inconsistency between the information in either of the Prospectuses and this prospectus supplement, you should rely on the information in this prospectus supplement.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectuses.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and, as such, have elected to comply with certain reduced disclosure and regulatory requirements.

Investing in our securities involves risks. See the section entitled “Risk Factors” in each of the Prospectuses, and under similar headings in any further amendments or supplements to the Prospectuses, to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectuses is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 12, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 22, 2021

Clover Health Investments, Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39252	98-1515192
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

725 Cool Springs Boulevard, Suite 320, Franklin, Tennessee	37067
(Address of principal executive offices)	(Zip Code)

(201) 432-2133

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	CLOV	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	CLOVW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On July 22, 2021, Clover Health Investments, Corp. (the “Company”) issued a press release announcing the redemption of all of its outstanding warrants to purchase shares of the Company’s common stock, par value $0.0001 per share, that were issued under the Warrant Agreement, dated April 21, 2020, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

A copy of the Notice of Redemption delivered by the Company is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

None of this Current Report on Form 8-K, the press release attached hereto as Exhibit 99.1, or the Notice of Redemption attached hereto as Exhibit 99.2 constitutes an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and none shall constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

99.1	Press Release, dated July 22, 2021

99.2	Notice of Redemption, dated July 22, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Clover Health Investments, Corp.

Date: July 22, 2021	By:	/s/ Gia Lee
	Name:	Gia Lee
	Title:	General Counsel and Corporate Secretary

Exhibit 99.1

Clover Health Investments, Corp. Announces Redemption of All Outstanding Warrants

NASHVILLE, Tenn., July 22, 2021 (GLOBE NEWSWIRE) — Clover Health Investments, Corp. (Nasdaq: CLOV), (“Clover Health” or “the Company”), an innovative technology company committed to improving health equity for America’s underserved seniors, today announced that the Company will redeem all of its outstanding warrants (the “Public Warrants”) to purchase shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), that were issued under the Warrant Agreement, dated April 21, 2020, by and between the Company and Continental Stock Transfer & Trust Company (the “Warrant Agent”), as warrant agent (the “Warrant Agreement”), as part of the units sold in the Company’s initial public offering (the “IPO”) and that remain outstanding at 5:00 p.m. New York City time on August 23, 2021 (the “Redemption Date”) for a redemption price of $0.10 per Public Warrant. In addition, the Company will redeem all of its outstanding warrants to purchase Common Stock that were issued under the Warrant Agreement in a private placement simultaneously with the IPO (the “Private Warrants” and, together with the Public Warrants, the “Warrants”) on the same terms as the outstanding Public Warrants.

Under the terms of the Warrant Agreement, the Company is entitled to redeem all of the outstanding Public Warrants at a redemption price of $0.10 per Public Warrant if (i) the last reported sales price (the “Reference Value”) of the Common Stock is at least $10.00 per share for any twenty trading days within the thirty-day trading period ending on the third trading day prior to the date on which a notice of redemption is given and (ii) if the Reference Value is less than $18.00 per share, the Private Warrants are also concurrently called for redemption on the same terms as the outstanding Public Warrants. At the direction of the Company, the Warrant Agent has delivered a notice of redemption to each of the registered holders of the outstanding Warrants.

The Warrants may be exercised by the holders thereof until 5:00 p.m. New York City time on the Redemption Date to purchase fully paid and non-assessable shares of Common Stock underlying such Warrants. As the Reference Value is less than $18.00 per share, payment upon exercise of the Warrants may be made either (i) in cash, at an exercise price of $11.50 per share of Common Stock or (ii) on a “cashless basis” in which the exercising holder will receive a number of shares of Common Stock to be determined in accordance with the terms of the Warrant Agreement and based on the Redemption Date and the volume weighted average price (the “Fair Market Value”) of the Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to holders of Warrants. The Company will inform holders of the Fair Market Value no later than one business day after such 10-trading day period ends. In no event will the number of shares of Common Stock issued in connection with an exercise on a cashless basis exceed 0.361 shares of Common Stock per Warrant. If any holder of Warrants would, after taking into account all of such holder’s Warrants exercised at one time, be entitled to receive a fractional interest in a share of Common Stock, the number of shares the holder will be entitled to receive will be rounded down to the nearest whole number of shares.

Any Warrants that remain unexercised at 5:00 p.m. New York City time on the Redemption Date will be void and no longer exercisable, and the holders of those Warrants will be entitled to receive only the redemption price of $0.10 per Warrant.

None of the Company, its board of directors or employees has made or is making any representation or recommendation to any holder of the Warrants as to whether to exercise or refrain from exercising any Warrants.

The shares of Common Stock underlying the Warrants have been registered by the Company under the Securities Act of 1933, as amended, and are covered by a registration statement filed on Form S-1 with, and declared effective by, the Securities and Exchange Commission (Registration No. 333-252073). The SEC maintains an Internet website that contains a copy of this prospectus. The address of that site is www.sec.gov. Alternatively, you can obtain a copy of the prospectus from the Company’s investor relations website at https://investors.cloverhealth.com.

Questions concerning redemption and exercise of the Warrants can be directed to our information agent, MacKenzie Partners, Inc., at 1407 Broadway, New York, NY 10018, telephone number: (800) 322-2885.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer of any of the Company’s securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements regarding future events. In some cases, you can identify forward looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “going to,” “can,” “could,” “should,” “would,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “outlook,” “forecast,” “objective,” “plan,” “seek,” “grow,” “target,” “if,” “continue” or the negative of these words or other similar terms or expressions that concern Clover Health’s expectations, strategy, priorities, plans or intentions. These statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from results expressed or implied in this press release, including but not limited to the risks and uncertainties contained in the Risk Factors section of our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2021. Clover Health assumes no obligation, and does not intend, to update these forward-looking statements as a result of future events or developments.

About Clover Health

Clover Health (Nasdaq: CLOV) is a next-generation risk-bearing organization aiming to achieve health equity for all Americans. While our mission is to improve every life, we particularly focus on seniors who have historically lacked access to affordable high quality healthcare.

Contact Information

Investor Relations:

Derrick Nueman

investors@cloverhealth.com

Press Contact:

Andrew Still-Baxter

press@cloverhealth.com

Exhibit 99.2

July 22, 2021

NOTICE OF REDEMPTION OF ALL OUTSTANDING

PUBLIC WARRANTS (CUSIP 18914F111) AND PRIVATE WARRANTS

Dear Warrant Holder,

Clover Health Investments, Corp. (the “Company”) hereby gives notice that it is redeeming, at 5:00 p.m. New York City time on August 23, 2021 (the “Redemption Date”), all of the Company’s outstanding warrants (the “Public Warrants”) to purchase shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), that were issued under the Warrant Agreement, dated April 21, 2020, by and between the Company and Continental Stock Transfer & Trust Company (the “Warrant Agent”), as warrant agent (the “Warrant Agreement”), as part of the units sold in the Company’s initial public offering (the “IPO”) for a redemption price of $0.10 per Public Warrant (the “Redemption Price”). In addition, the Company will redeem all of its outstanding warrants to purchase Common Stock that were issued under the Warrant Agreement in a private placement simultaneously with the IPO (the “Private Warrants” and, together with the Public Warrants, the “Warrants”) on the same terms as the outstanding Public Warrants.

Under the terms of the Warrant Agreement, the Company is entitled to redeem all of the outstanding Public Warrants at a redemption price of $0.10 per Public Warrant if (i) the last reported sales price (the “Reference Value”) of the Common Stock is at least $10.00 per share for any twenty trading days within the thirty-day trading period ending on the third trading day prior to the date on which a notice of redemption is given and (ii) if the Reference Value is less than $18.00 per share, the Private Warrants are also concurrently called for redemption on the same terms as the outstanding Public Warrants. At the direction of the Company, the Warrant Agent is delivering this notice of redemption to each of the registered holders of the outstanding Warrants.

The Warrants may be exercised by the holders thereof until 5:00 p.m. New York City time on the Redemption Date to purchase fully paid and non-assessable shares of Common Stock underlying such Warrants. As the Reference Value is less than $18.00 per share, payment upon exercise of the Warrants may be made either (i) in cash, at an exercise price of $11.50 per share of Common Stock (the “Cash Exercise Price”) or (ii) on a “cashless basis” in which the exercising holder will receive a number of shares of Common Stock to be determined in accordance with the terms of the Warrant Agreement and based on the Redemption Date and the volume weighted average price (the “Fair Market Value”) of the Common Stock during the 10 trading days immediately following the date on which this notice of redemption is sent to holders of Warrants. The Company will inform holders of the Fair Market Value no later than one business day after such 10-trading day period ends. In no event will the number of shares of Common Stock issued in connection with an exercise on a cashless basis exceed 0.361 shares of Common Stock per Warrant. If any holder of Warrants would, after taking into account all of such holder’s Warrants exercised at one time, be entitled to receive a fractional interest in a share of Common Stock, the number of shares the holder will be entitled to receive will be rounded down to the nearest whole number of shares.

The Public Warrants and the Common Stock are listed on the Nasdaq Global Select Market (the “Nasdaq”) under the symbols “CLOVW” and “CLOV,” respectively. On July 21, 2021, the closing price of the Public Warrants was $3.20 and the closing price of the Common Stock was $8.88. At 5:00 p.m. New York City time on the Redemption Date, the Public Warrants will cease trading on the Nasdaq.

TERMS OF REDEMPTION; CESSATION OF RIGHTS

The rights of the Warrant holders to exercise their Warrants will terminate immediately prior to 5:00 p.m. New York City time on the Redemption Date. At 5:00 p.m. New York City time on the Redemption Date and thereafter, holders of unexercised Warrants will have no rights with respect to those Warrants, except to receive the Redemption Price or as otherwise described in this notice for holders who hold their Warrants in “street name.” We encourage you to consult with your broker, financial advisor and/or tax advisor to consider whether or not to exercise your Warrants.

The Company is exercising this right to redeem the Warrants pursuant to Section 6.2 of the Warrant Agreement. Pursuant to Section 6.2 of the Warrant Agreement, the Company has the right to redeem all of the outstanding Public Warrants if (i) the Reference Value is at least $10.00 per share for any twenty trading days within the thirty-day trading period ending on the third trading day prior to the date on which a notice of redemption is given and (ii) if the Reference Value is less than $18.00 per share, the Private Warrants are also concurrently called for redemption on the same terms as the outstanding Public Warrants.

The last sales price of the Common Stock has been at least $10.00 per share and less than $18.00 per share for 20 trading days within the 30-day trading period ending on July 19, 2021 (which is the third trading day prior to the date of this notice of redemption).

EXERCISE PROCEDURE

Warrant holders have until 5:00 p.m. New York City time on the Redemption Date to exercise their Warrants to purchase Common Stock. Payment upon exercise of the Warrants may be made either (i) in cash, at the Cash Exercise Price or (ii) on a “cashless basis” in which the exercising holder will receive a number of shares of Common Stock to be determined in accordance with the terms of the Warrant Agreement and based on the Redemption Date and the Fair Market Value. The Company will provide holders the Fair Market Value no later than one business day after the 10-trading day period used to determine the Fair Market Value ends. In no event will the Warrants be exercisable in connection with this redemption feature for more than 0.361 shares of Common Stock per Warrant. If any holder of Warrants would, after taking into account all of such holder’s Warrants exercised at one time, be entitled to receive a fractional interest in a share of Common Stock, the number of shares the holder will be entitled to receive will be rounded down to the nearest whole number of shares.

Payment of the Cash Exercise Price may be made by wire transfer of immediately available funds. Wire instructions will be provided to the Depository Trust Company and will otherwise be provided upon request.

Those who hold their Warrants in “street name” should immediately contact their broker to determine their broker’s procedure for exercising their Warrants.

Persons who are holders of record of their Warrants may exercise their Warrants by sending (1) the warrant certificate representing the Warrants being exercised (a “Warrant Certificate”), (2) a fully and properly completed “Election to Purchase” (a form of which is attached hereto as Annex A), duly executed and indicating, among of things, the number of Warrants being exercised and whether such Warrants are being exercised on a cash or cashless basis, and (3) if exercised for cash, payment in full of the Cash Exercise Price via wire transfer or other method of payment permitted by the Warrant Agreement to the Warrant Agent at:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, NY 10004

Attention: Reorganization Department

Telephone: (917) 262-2378

The method of delivery of the Warrants is at the option and risk of the holder, but if mail is used, registered mail properly insured is suggested.

The Warrant Certificate, the fully and properly completed Election to Purchase and, if the applicable Warrants are exercised for cash, payment in full of the Cash Exercise Price must be received by Continental Stock Transfer & Trust Company prior to 5:00 p.m. New York City time on the Redemption Date. Subject to the following paragraph, any failure to deliver the Warrant Certificate, a fully and properly completed Election to Purchase or, if the applicable Warrants are exercised for cash, the payment in full of the Cash Exercise Price before such time will result in such holder’s Warrants being redeemed and not exercised.

WARRANTS HELD IN STREET NAME

For holders of Warrants who hold their warrants in “street name,” broker-dealers shall have two business days from the Redemption Date, or 5:00 p.m. New York City time on August 23, 2021, to deliver the Warrants to the Warrant Agent provided that a Notice of Guaranteed Delivery and, in the case of a cash exercise, payment in full of the Cash Exercise Price, is received by the Warrant Agent prior to 5:00 p.m. New York City time on the Redemption Date. Any such Warrant received without the Election to Purchase or the Notice of Guaranteed Delivery having been duly executed and fully and properly completed or, in the case of a cash exercise, without the payment in full of the Cash Exercise Price, will be deemed to have been delivered for redemption (at $0.10 per Warrant), and not for exercise.

PROSPECTUS

A prospectus covering the Common Stock issuable upon the exercise of the Warrants is included in a registration statement (Registration No. 333-252073) initially filed with the Securities and Exchange Commission (the “SEC”) on January 13, 2021, and originally declared effective by the SEC on January 27, 2021 (and post-effective amendment No.3 to the registration statement declared effective on June 25, 2021). The SEC maintains an internet website that contains a copy of this prospectus. The address of that site is www.sec.gov. Alternatively, you can obtain a copy of the prospectus from our investor relations website at https://investors.cloverhealth.com.

REDEMPTION PROCEDURE

Payment of the Redemption Price will be made by the Company upon presentation and surrender of a Warrant for payment after 5:00 p.m. New York City time on the Redemption Date. Those who hold their shares in “street name” should contact their broker to determine their broker’s procedure for redeeming their Warrants.

*********************************

Any questions you may have about redemption and exercising your Warrants may be directed to the Warrant Agent at its address and telephone number set forth above.

Sincerely,

Clover Health Investments, Corp.

/s/ Vivek Garipalli
Vivek Garipalli
Chief Executive Officer

Annex A

CLOVER HEALTH INVESTMENTS, CORP.

ELECTION TO PURCHASE

CHECK ONE BOX BELOW AND COMPLETE THE CORRESPONDING PARAGRAPH

☐

The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to receive                  shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Clover Health Investments, Corp. (the “Company”) and herewith tenders payment for such shares of Common Stock to the order of the Company in the amount of $                 in accordance with the terms hereof. The undersigned requests that a certificate for such shares of Common Stock be registered in the name of                             , whose address is                          and that such shares of Common Stock be delivered to                              whose address is                             . If said number of shares of Common Stock is less than all of the shares of Common Stock purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of such shares of Common Stock be registered in the name of                             , whose address is                              and that such Warrant Certificate be delivered to                             , whose address is                                               .

☐

The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, through the cashless exercise provisions of the Warrant Agreement, to exercise its Warrant (as defined below) pursuant to a Make-Whole Exercise (as defined in the Warrant Agreement) to receive the number of shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Clover Health Investments, Corp. (the “Company”), that this Warrant is exercisable for, as determined in accordance with subsection 3.3.1(c) or Section 6.2 of the Warrant Agreement, as applicable. If said number of shares is less than all of the shares of Common Stock purchasable hereunder (after giving effect to the cashless exercise), the undersigned requests that a new Warrant Certificate representing the remaining balance of such shares of Common Stock be registered in the name of                             , whose address is                                                       and that such Warrant Certificate be delivered to                                         , whose address is                                                          .

The warrants to purchase shares of Common Stock (each, a “Warrant”) have been called for redemption by the Company pursuant to Section 6.2 of the Warrant Agreement, dated April 21, 2020, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”). Pursuant to the terms of the Warrant Agreement, each whole Warrant is exercisable for one fully paid and non-assessable share of Common Stock. Any Warrants that remain unexercised at 5:00 p.m. New York City time on the redemption date will be void and no longer exercisable, and the holders of those Warrants will be entitled to receive only the redemption price of $0.10 per Warrant.

[Signature Page Follows]

Date:    , 2021

(Signature)

(Address)

(Tax Identification Number)

Signature Guaranteed:

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO S.E.C. RULE 17Ad-15 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED).